1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

2008-8
ADVANCING TO PRODUCTION TSX: POM, AMEX: PLM NEWS RELEASE

POLYMET UPDATES EIS PROGRESS

CONTINUES TO BUILD CONSTRUCTION AND OPERATING TEAM

Hoyt Lakes, Minnesota, June 12, 2008 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today substantial progress towards publication of the draft Environmental Impact Statement (“EIS”) for its copper-nickel-precious metals development project located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota. PolyMet controls 100% of the NorthMet copper-nickel-precious metals ore-body and owns the nearby Erie Plant and associated infrastructure.

The EIS is being prepared by the EIS Contractor on behalf of the Minnesota Department of Natural Resources (“MDNR”) and the U.S. Army Corps of Engineers (“USACE”), the “Lead Agencies.” The Lead Agencies work with other governmental organizations including the Minnesota Pollution Control Agency, the U.S. Fish and Wildlife Service, the U.S. Environmental Protection Agency, the U.S. Forest Service, the Bois Forte Band of Chippewa, Fond du Lac Band of Lake Superior Chippewa, and the Grand Portage Band of Chippewa.

The draft EIS will comprise 19 chapters and major subchapters. The EIS Contractor delivered 14 of these chapters and subchapters for review on schedule on June 3, 2008. The Lead Agencies expect to have received and completed their review of all 19 chapters and subchapters by mid-July. Some of the governmental organizations involved have asked for additional time to complete their review before the draft EIS is published for public comment. In combination, these changes and additions to the review and editorial process mean that the draft EIS is now scheduled to be completed by mid-August with publication a couple of weeks later.

Joe Scipioni, President and CEO stated, “This final editing and review of the draft EIS is the culmination of over three years of environmental assessment and represents a significant milestone in the permitting process. The few extra weeks of review will help to insure the document is of a high quality.”

He continued, “We continue to move our project forward. I am excited to welcome Paul Brunfelt as the latest addition to our team.”

Mr. Brunfelt joins PolyMet as Division Manager – Crushing and Concentrating. He has 19 years of engineering and management experience in operations and maintenance in the mining, power, and material handling industries. He has led numerous large engineering efforts including process improvement and plant revitalization projects. Prior to joining PolyMet, Mr. Brunfelt served Minnesota Power as Plant Manager at their Taconite Harbor Energy Center in Schroeder, Minnesota. Prior to that, Mr. Brunfelt was an Area Manager and Senior Engineer at U.S. Steel’s Minntac Plant in Mt. Iron, Minnesota. Mr. Brunfelt holds a Bachelor of Mechanical Engineering degree from the University of Minnesota and is a registered Professional Engineer. He also serves on the Industrial Advisory Committee for the Chemical Engineering Department at the University of Minnesota Duluth.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Executive Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

      This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.